As filed with the Securities and Exchange Commission on January 13, 2015
Investment Company Act File No. 811-22727

United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

The Cushing® MLP Infrastructure Fund
(Name of Issuer)

The Cushing® MLP Infrastructure Fund
(Name of Person Filing Statement)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jerry V. Swank
Cushing® Asset Management, LP
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of Filing Person)

Copies to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee
$13,994,704(a)	$1,626.18(b)

(a)
Calculated at the estimated aggregate maximum purchase price to be paid for Common Units in the offer, based on the net asset value per Common Unit, as of December 31, 2014, the most recently determined net asset value prior to the commencement of the Offer.

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third party tender offer subject to Rule 14d-1.
☒           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.               Summary Term Sheet

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.               Subject Company Information

(a)           The name of the issuer is The Cushing® MLP Infrastructure Fund, a non-diversified closed-end management investment company, organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at 8117 Preston Road, Suite 440, Dallas, Texas 75225. The telephone number of the Fund is (214) 692-6334.

(b)           The title of the securities being sought is common units of beneficial interest (“Common Units”). As of December 31, 2014, there were 31,901 Common Units issued and outstanding.

(c)           The Common Units are not currently traded on an established secondary trading market.

Item 3.               Identity and Background of Filing Person

(a)           The name of the filing person is The Cushing® MLP Infrastructure Fund, which is the subject company. The principal executive offices of the Fund are located at 8117 Preston Road, Suite 440, Dallas, Texas 75225. The telephone number of the Fund is (214) 692-6334. The Fund’s trustees are Brian R. Bruce, Edward N. McMillan, Ronald P. Trout and Jerry V. Swank. The business address of each trustee is c/o The Cushing® MLP Infrastructure Fund, 8117 Preston Road, Suite 440, Dallas, Texas 75225.

Item 4.               Terms of the Transaction

(a)(1)       (i)           The Fund is offering to purchase (the “Offer”) of up to 40% of the Fund’s outstanding Common Units.

(ii)           Holders of Common Units (“Unitholders”) that desire to tender Common Units for purchase must do so by 5:00 p.m., Central time, on February 12, 2015 (the “Expiration Date”). Promptly after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase will be issued and will be bound by the terms of a repurchase instrument (the “Repurchase Instrument”) reflecting the Fund’s agreement to pay the Unitholder an amount equal to the net asset value (“NAV”), determined as of the Valuation Date (as defined below), of the repurchased Common Units (the “Payment Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2015 (the “Offer to Purchase”).

The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable. Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights. However, until the Valuation Date an investor will continue to be treated as a partner in the Fund for U.S. federal income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund. A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.” The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC, the Fund’s administrator, as escrow agent, on behalf of the Payee.

Each Payee will be entitled to receive the Payment Amount, equal to the NAV, determined as of March 31, 2015 (the “Valuation Date”), of the repurchased Common Units. Payment in respect of the Repurchase Instrument will be made within 14 days after the Valuation Date. Payment in respect of the Repurchase Instrument may be made in one or more installments. The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

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Copies of the Offer to Purchase, the related Letter of Transmittal and a form of the Repurchase Instrument are attached hereto as Exhibit (a)(1)(i), Exhibit (a)(1)(ii) and Exhibit (a)(1)(vi), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)          The Offer is scheduled to expire on February 12, 2015, unless extended.

(iv)          Not applicable.

(v)           The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. Reference is hereby made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)          Unitholders may withdraw the tender of Common Units at any time before 5:00 p.m., Central time, on February 12, 2015. Unitholders also have the right to withdraw the tender of Common Units at any time after March 17, 2015, to the extent the Common Units have not yet been accepted for purchase.

(vii)         Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)        Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.

(ix)          Reference is hereby made to the Cover Page and Section 6 “Repurchases and Payments” of the Offer to Purchase, which are incorporated herein by reference.

(x)           Reference is hereby made to Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)          Reference is hereby made to Section 2 “Procedure for Tenders” and Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)         Reference is hereby made to Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)           Not applicable.

(b)           To the Fund’s knowledge, no executive officer, trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Common Units of any executive officer, trustee or other affiliate of the Fund pursuant to the Offer.

Item 5.               Past Contracts, Transactions, Negotiations and Agreements.

(e)           The Fund’s Confidential Private Placement Memorandum and the Fund’s Agreement and Declaration of Trust provide that the Fund’s board of trustees (the “Board”) has the discretion to determine whether the Fund will purchase Common Units from Unitholders from time to time pursuant to written tenders. The Confidential Private Placement Memorandum also states that the Adviser expects that it will recommend to the Board that the Fund offer to purchase Units from Unitholders quarterly.

2

Apart from facts set forth above, the Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund, and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.               Purposes of the Transaction and Plans and Proposals.

(a)           Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)           Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)           Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a continuous private offering of the Common Units. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be de-listed from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s Confidential Private Placement Memorandum; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7.               Source and Amount of Funds or Other Considerations.

(a)           Reference is hereby made to Section 6 “Repurchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.

(b)           Reference is hereby made to Section 6 “Repurchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.

(d)           Not applicable.

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Item 8.               Interest in Securities of the Subject Company

(a)           Based on the Common Units outstanding as of December 31, 2014, the following persons (the named individuals are the Fund’s trustees and officers) own the number of Common Units set forth below:

Number of Common Units
Cushing® Asset Management, L.P.	302
Jerry V. Swank(1)	454
Brian R. Bruce	0
Edward N. McMillan	0
Ronald P. Trout	0
John H. Alban(2)	3
Daniel L. Spears	3
Barry Y. Greenberg	2
Elizabeth F. Toudouze	69
John M. Musgrave	0

(1)
Includes 302 Common Units owned by Cushing® Asset Management, L.P. (the “Investment Adviser”). By virtue of his control of the Investment Adviser, Mr. Swank may be deemed to beneficially own the Common Units held by the Investment Adviser.  Also includes 120 Common Units owned by a family trust.

(2)	Includes 2 Common Units owned by spouse.

        Other than as listed above, no trustee or officer of the Fund and no person controlling the Fund or the investment adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Common Units of the Fund. Unless otherwise noted, addresses for each of the persons listed above is 8117 Preston Road, Suite 440, Dallas, Texas 75225.

(b)           Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in Section 8, based upon the Fund’s records and upon information provided to the Fund by its Trustees and executive officers, there have not been any transactions involving the Common Units that were effected during the past 60 business days by the Fund, or to the best of the Fund’s knowledge, any executive officer or trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

Item 9.               Persons/Assets Retained, Employed, Compensated or Used.

(a)           No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.            Financial Statements

(a)(1)      Reference is hereby made to Section 11 “Financial Statements” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)      The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act.

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(a)(3)       Not applicable.

(a)(4)       Net asset value per Common Unit as of December 31, 2014: $1,096.72.

(b)           The Fund’s assets will be reduced by the dollar amount of the tendered Common Units that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have information regarding earnings or book value per Common Unit.

Item 11.             Additional Information

(a)(1)       None.

(a)(2)       None.

(a)(3)       Not Applicable.

(a)(4)       Not Applicable.

(a)(5)       None.

(b)           The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.             Exhibits

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated January 13, 2015.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Withdrawal.
(a)(1)(iv)	Cover Letter to Offer to Purchase.
(a)(1)(v)	Notice of Acceptance of Tender for Unitholders Tendering Less than All of their Common Units.
(a)(1)(vi)	Notice of Acceptance of Tender for Unitholders Tendering All of their Common Units.
(a)(1)(vii)	Form of Repurchase Instrument.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

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Item 13.               Information Required by Schedule 13E-3

Not applicable.

6

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CUSHING® MLP INFRASTRUCTURE FUND

By:	/s/ Jerry V. Swank
Name: Jerry V. Swank
Title: Chairman and Chief Executive Officer

January 13, 2015

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated January 13, 2015.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Withdrawal.
(a)(1)(iv)	Cover Letter to Offer to Purchase.
(a)(1)(v)	Notice of Acceptance of Tender for Unitholders Tendering Less than All of their Common Units.
(a)(1)(vi)	Notice of Acceptance of Tender for Unitholders Tendering All of their Common Units.
(a)(1)(vii)	Form of Repurchase Instrument.

Exhibit (a)(1)(i)

OFFER TO PURCHASE

THE CUSHING® MLP INFRASTRUCTURE FUND
8117 Preston Road, Suite 440
Dallas, Texas 75225

Offer to Purchase up to 40% of Outstanding Common Units
dated January 13, 2015

The Offer and Withdrawal Rights Will Expire at
5:00 p.m., Central time, on February 12, 2015
Unless the Offer Is Extended

To the Unitholders of The Cushing® MLP Infrastructure Fund:

The Cushing® MLP Infrastructure Fund, a Delaware statutory trust (the “Fund”), is offering to purchase, on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the “Offer”), up to 40% of the outstanding common units of beneficial interest (the “Common Units”) of the Fund pursuant to tenders by holders of the Common Units (“Unitholders”) in exchange for a Repurchase Instrument (as defined herein) that provides for payment of an amount equal to the net asset value (“NAV”), determined as of March 31, 2015 (the “Valuation Date”), of the repurchased Common Units (the “Payment Amount”).

The minimum amount of Common Units that a Unitholder may tender is Common Units having an aggregate NAV equal to $5,000 as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer), provided, however, that if a Unitholder holds Common Units having an aggregate NAV less than $50,000 as of January 31, 2015, the minimum amount of Common Units that such Unitholder may tender is 100% of the Unitholder’s Common Units. If a Unitholder attempts to tender a portion of its Common Units in an amount that would reduce the aggregate NAV of the remaining Common Units to less than $50,000, based on NAV as of January 31, 2015, then the Unitholder shall be deemed to have tendered the entirety of its Common Units.

This Offer is being made to all Unitholders and is not conditioned on any minimum amount of Common Units being tendered, but is subject to certain conditions described below. Common Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust, dated as of January 15, 2010 and as amended from time to time (the “Declaration of Trust”), and the securities laws.

Unitholders that desire to tender Common Units for purchase must do so by 5:00 p.m., Central time, on February 12, 2015 (the “Expiration Date”). Promptly after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase will be issued and will be bound by the terms of a repurchase instrument (the “Repurchase Instrument”) reflecting the Fund’s agreement to pay the Unitholder the Payment Amount, equal to the NAV, determined as of the Valuation Date, of the repurchased Common Units, upon the terms and subject to the conditions set forth herein. In the event that a Unitholder elects to tender an amount of Common Units having a specified aggregate NAV, the number of Common Units being tendered will be determined based on the NAV per Common Unit as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer), while the Payment Amount will be determined based on the NAV per Common Unit as of March 31, 2015, the Valuation Date.  Therefore, the Payment Amount received may be more or less than the dollar amount specified to be tendered in the Letter of Transmittal, in accordance with fluctuations in the Fund’s NAV per Common Unit between January 31, 2015 and the Valuation Date.  A form of the Repurchase Instrument is attached hereto as Appendix A.

The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable. Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights. However, until payment in respect of the Repurchase Instrument is made, an investor will continue to be treated as a partner in the Fund for U.S. federal income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund. A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.” Payment in respect of the Repurchase Instrument will be made within 14 days after the Valuation Date (the “Payment Date”).

Unitholders may obtain monthly NAV information until the expiration of the Offer by contacting the Fund by e-mail at investorservices@usbank.com or by telephone at (877) 653-1415, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Central time).

Unitholders desiring to tender all or any portion of their Common Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail, email or fax it to the Fund in the manner set forth in Section 4, below.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to:

The Cushing® MLP Infrastructure Fund
c/o US Bancorp Fund Services, LLC
Attn: Investor Services
MK-WI-J1S
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202
investorservices@usbank.com
Phone: (877) 653-1415
Fax: (866) 507-6267

IMPORTANT

NEITHER THE FUND, ITS INVESTMENT ADVISER NOR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO ANY UNITHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING COMMON UNITS. UNITHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER COMMON UNITS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR COMMON UNITS TO TENDER.

BECAUSE EACH UNITHOLDER’S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER ANY UNITHOLDERS SHOULD TENDER COMMON UNITS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

TABLE OF CONTENTS

Summary Term Sheet	6
1. Background and Purpose of the Offer	9
2. Offer to Purchase and Price	9
3. Amount of Tender	9
4. Procedure for Tenders	10
5. Withdrawal Rights	10
6. Repurchase and Payment	11
7. Certain Conditions of the Offer	12
8. Certain Information About the Fund	13
9. Material U.S. Federal Income Tax Consequences	15
10. Miscellaneous	17
11. Financial Statements	17
Appendix A: Form of Repurchase Instrument	A-1

SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•
The Cushing® MLP Infrastructure Fund (the “Fund”) is offering to purchase common units of beneficial interest (“Common Units”) of the Fund in exchange for a Repurchase Instrument (as defined herein) that provides for payment of an amount equal to the net asset value (“NAV”), determined as of March 31, 2015 (the “Valuation Date”), of the repurchased Common Units (the “Payment Amount”) (the “Offer”).

•	The Offer will remain open until 5:00 p.m., Central time, on February 12, 2015 unless the Offer is extended (the “Expiration Date”).

•
Promptly after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase will be issued and will be bound by the terms of a repurchase instrument (the “Repurchase Instrument”) reflecting the Fund’s agreement to pay the Common Unitholder the Payment Amount, equal to the NAV, determined as of Valuation Date, of the repurchased Common Units. The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable. Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights. However, until payment in respect of the Repurchase Instrument is made, an investor will continue to be treated as a partner in the Fund for U.S. federal income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund. A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.” The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC (“U.S. Bank”), the Fund’s administrator, as escrow agent, on behalf of the Payee. A copy of the Repurchase Instrument may be requested by e-mail at investorservices@usbank.com or by calling U.S. Bank at (877) 653-1415 and, upon request, will be mailed to the undersigned to the address of the undersigned as maintained in the books and records of the Fund.

•
Payment in respect of the Repurchase Instrument will be made within 14 days after the Valuation Date (the “Payment Date”). The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

•
In the event of an extension of the Offer, the Fund reserves the right to adjust the Valuation Date to correspond with such extension and all references herein to the Valuation Date shall mean such adjusted date.

•
The minimum amount of Common Units that a Unitholder may tender is Common Units having an aggregate NAV equal to $5,000 as of January 31, 2015, provided, however, that if a Unitholder holds Common Units having an aggregate NAV less than $50,000 as of January 31, 2015, the minimum amount of Common Units that such Unitholder may tender is 100% of the Unitholder’s Common Units. If a Unitholder attempts to tender a portion of its Common Units in an amount that would reduce the aggregate NAV of the remaining Common Units to less than $50,000, based on NAV as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer), then the Unitholder shall be deemed to have tendered the entirety of its Common Units.

•	The Payment Amount will take into account and include all Fund income, gains, losses, deductions and expenses until the Valuation Date.

•
The amount that a Unitholder may expect to receive pursuant to the Repurchase Instrument in connection with a repurchase of the Unitholder’s Common Units will be the value of those Common Units determined on the Valuation Date based on the NAV per unit of the Fund’s Common Units as of the Valuation Date.

•
Although the Payment Amount required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the Payment Amount due by an in-kind distribution of securities. Any determination to make payment through an in-kind distribution will be made by the Board. It is not expected that the Fund would make any payment through an in-kind distribution of securities except in unusual circumstances.

•
The Fund is offering to purchase up to 40% of the outstanding Common Units. If more than 40% of the Fund’s outstanding Common Units are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will, in the sole and absolute discretion of the Fund’s Board of Trustees (the “Board”), either: (i) repurchase only a pro rata portion of the amount of Common Units tendered by each Unitholder according to the amount of Common Units tendered by each Common Unitholder as of the Expiration Date, or (ii) to the extent permissible under the Declaration of Trust and applicable law, extend the Offer, if necessary, and increase the amount of Common Units that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Common Units tendered as well as any Common Units tendered during the extended Offer. The Offer may be extended, amended or canceled in various other circumstances as described in Section 8 below.

•
Following this Summary Term Sheet is a formal notice of the Fund’s offer to purchase your Common Units. The offer remains open to you until 5:00 p.m., Central time, on February 12, 2015, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Common Units. Unitholders will also have the right to withdraw the tender of Common Units at any time after March 17, 2015, to the extent the Common Units have not yet been accepted for purchase.

•
If you would like to tender your Common Units (or a portion of your Common Units) for repurchase, you should (i) hand deliver or mail the Letter of Transmittal (enclosed with the Offer), to the Fund at The Cushing® MLP Infrastructure Fund, c/o US Bancorp Fund Services, LLC, Attn: Investor Services, MK-WI-J1S, 777 East Wisconsin Avenue, Milwaukee, Wisconsin  53202; (ii) fax it to the Fund at (866) 507-6267; or (iii) e-mail it to the Fund at investorservices@usbank.com. If you fax or e-mail the Letter of Transmittal, you should mail the original Letter of Transmittal to the Fund promptly after you fax or e-mail it (although the original does not have to be received before 5:00 p.m., Central time, on February 12, 2015).

•
Unitholders may obtain monthly NAV information until the expiration of the Offer by contacting the Fund by e-mail at investorservices@usbank.com or by telephone at (877) 653-1415, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Central time).

•
In the event that a Unitholder elects to tender an amount of Common Units having a specified aggregate NAV, the number of Common Units being tendered will be determined based on the NAV per Common Unit as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer), while the Payment Amount will be determined based on the NAV per Common Unit as of March 31, 2015, the Valuation Date.  Therefore, the Payment Amount received may be more or less than the dollar amount specified to be tendered in the Letter of Transmittal, in accordance with fluctuations in the Fund’s NAV per Common Unit between January 31, 2015 and the Valuation Date.

•
Please note that just as you have the right to withdraw the tender of your Common Units, the Fund has the right to cancel, amend or postpone this Offer at any time before 5:00 p.m., Central time, on February 12, 2015.

1.           Background and Purpose of the Offer

The purpose of this Offer to repurchase Common Units of the Fund is to provide liquidity to Unitholders, as contemplated by and in accordance with the procedures set forth in the Fund’s Confidential Private Placement Memorandum (the “Memorandum”). Because there is no secondary trading market for Common Units and transfers of Common Units are prohibited without prior approval of the Fund, the Board has determined, after consideration of various factors, including but not limited to those set forth in the Memorandum, that the Offer is in the best interests of Unitholders in order to provide liquidity for Common Units as contemplated in the Memorandum. The Board intends to consider the continued desirability of making an offer to purchase Common Units each quarter, but the Fund is not required to make any such offer.

The purchase of Common Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Unitholders that do not tender Common Units. Unitholders that retain their Common Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Common Units tendered. A reduction in the aggregate assets of the Fund may result in Unitholders that do not tender Common Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

Common Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund will issue new Common Units from time to time as set forth in the Memorandum. The Fund currently expects that it will accept subscriptions for Common Units as of the first business day of each calendar month, but is under no obligation to do so, and may do so more frequently as determined by the Board.

The tender of Common Units by a Unitholder will not affect the record ownership of such Unitholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Common Units are actually repurchased. Also realize that although the Offer expires on February 12, 2015, you will remain a Unitholder of the Fund with respect to the Common Units you tendered that are accepted for repurchase by the Fund until the issuance of the Repurchase Instrument representing payment for the Common Units tendered.

Unitholders may obtain monthly NAV information until the expiration of the Offer by contacting the Fund by e-mail at investorservices@usbank.com or by telephone at (877) 653-1415, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Central time).

2.           Offer to Purchase and Price

The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to 40% of its outstanding Common Units that are properly tendered by Unitholders and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. Common Units will be repurchased in the Offer in exchange for a Repurchase Instrument that provides for payment of the Payment Amount, equal to the NAV, determined as of the Valuation Date, of the repurchased Common Units.

3.           Amount of Tender

Subject to the limitations set forth below, Unitholders may tender all of their Common Units or a portion of their Common Units. The minimum amount of Common Units that a Unitholder may tender is Common Units having an aggregate NAV equal to $5,000 as of January 31, 2015, provided, however, that if a Unitholder holds Common Units having an aggregate NAV less than $50,000 as of January 31, 2015, the minimum amount of Common Units that such Unitholder may tender is 100% of the Unitholder’s Common Units. If a Unitholder attempts to tender a portion of its Common Units in an amount that would reduce the aggregate NAV of the remaining Common Units to less than $50,000, based on NAV as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer), then the Unitholder shall be deemed to have tendered the entirety of its Common Units. The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Common Units being tendered.

If any or all of the Common Units are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Common Units so tendered unless the Trustees elect to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.

If the amount of Common Units properly tendered prior to the Expiration Date and not withdrawn is less than or equal to 40% of the outstanding Common Units, the Fund will, upon the terms and subject to the conditions of the Offer, purchase all Common Units so tendered.

If more than 40% of the outstanding Common Units are duly tendered prior to the expiration of the Offer and not withdrawn, the Fund will, in the sole and absolute discretion of the Board, either: (i) repurchase only a pro rata portion of the amount of Common Units tendered by each Unitholder according to the amount of Common Units tendered by each Common Unitholder as of the Expiration Date, or (ii) to the extent permissible under the Declaration of Trust and applicable law, extend the Offer, if necessary, and increase the amount of Common Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Common Units tendered as well as any Common Units tendered during the extended Offer.

4.           Procedures for Tenders

Unitholders wishing to tender Common Units pursuant to the Offer should mail, hand deliver, e-mail or fax a completed and executed Letter of Transmittal to the Fund at The Cushing® MLP Infrastructure Fund, c/o US Bancorp Fund Services, LLC, Attn: Investor Services, MK-WI-J1S, 777 East Wisconsin Avenue, Milwaukee, Wisconsin  53202, e-mail it to investorservices@usbank.com or fax it to the Fund at (866) 507-6267. The completed and executed Letter of Transmittal must be received, either by hand delivery, mail, e-mail or by fax, no later than 5:00 p.m., Central time, on the Expiration Date.

The Fund recommends that all documents be submitted via hand delivery or certified mail, return receipt requested, or by facsimile transmission. A Unitholder choosing to fax or e-mail a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal promptly thereafter. Unitholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at The Cushing® MLP Infrastructure Fund, c/o US Bancorp Fund Services, LLC, Attn: Investor Services, MK-WI-J1S, 777 East Wisconsin Avenue, Milwaukee, Wisconsin  53202, fax at (866) 507-6267 or e-mail at investorservices@usbank.com. The method of delivery of any documents is at the election and complete risk of the Unitholder tendering Common Units including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Common Units or any particular Unitholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor its agents shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.           Withdrawal Rights

Any Unitholder tendering Common Units pursuant to this Offer may withdraw its tender at any time prior to 5:00 p.m., Central time, on the Expiration Date. Unitholders will also have the right to withdraw the tender of Common Units at any time after March 17, 2015, to the extent the Common Units have not yet been accepted for purchase. To be effective, any notice of withdrawal of a tender must be timely received by the Fund at The Cushing® MLP Infrastructure Fund, c/o US Bancorp Fund Services, LLC, Attn: Investor Services, MK-WI-J1S, 777 East Wisconsin Avenue, Milwaukee, Wisconsin  53202, by e-mail at investorservices@usbnak.com or by fax at (866) 507-6267. A form to give notice of withdrawal of a tender is available by e-mail at investorservices@usbank.com or by calling the Fund at (877) 653-1415. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Common Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Common Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.           Repurchases and Payment

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Common Units that are tendered as, if, and when, it gives written notice to the tendering Unitholder of its election to repurchase such Common Units.

Promptly after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase will be issued and will be bound by the terms of a Repurchase Instrument reflecting the Fund’s agreement to pay the Unitholder the Payment Amount, equal to the NAV, determined as of the Valuation Date, of the repurchased Common Units.

In the event of an extension of the Offer, the Fund reserves the right to adjust the Valuation Date to correspond with such extension and all references herein to the Valuation Date shall mean such adjusted date.

The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable. Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights. However, until payment in respect of the Repurchase Instrument is made, an investor will continue to be treated as a partner in the Fund for U.S. federal income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund. A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.”

The Repurchase Instrument will be held by U.S. Bank, the Fund’s administrator, as escrow agent, on behalf of the Payee. A copy of the Repurchase Instrument may be requested by e-mail at investorservices@usbank.com or by calling U.S. Bank at  (877) 653-1415 and, upon request, will be mailed to the undersigned to the address of the undersigned as maintained in the books and records of the Fund.

Payment in respect of the Repurchase Instrument will be made within fourteen (14) days after the Valuation Date. The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date. The Payment Amount will take into account and include all Fund income, gains, losses, deductions and expenses until the Valuation Date.

The Payment Amount that a Unitholder may expect to receive will be the value of the repurchased Common Units determined on the Valuation Date based on the NAV of the Common Units as of the Valuation Date. Although the Payment Amount required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the Payment Amount due by an in-kind distribution of securities. Any determination to make payment through an in-kind distribution will be made by the Board. It is not expected that the Fund would make any payment through an in-kind distribution of securities except in unusual circumstances.

It is expected that payments under the Repurchase Instrument will be derived from: (a) cash on hand; (b) sales of portfolio securities; and/or (c) possibly borrowings, as described below. Neither the Fund nor its investment adviser has determined at this time to borrow funds to purchase Common Units tendered in connection with the Offer. However, depending on the dollar amount of Common Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings.

In the event that a Unitholder elects to tender an amount of Common Units having a specified aggregate NAV, the number of Common Units being tendered will be determined based on the NAV per Common Unit as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer), while the Payment Amount will be determined based on the NAV per Common Unit as of March 31, 2015, the Valuation Date.  Therefore, the Payment Amount received may be more or less than the dollar amount specified to be tendered in the Letter of Transmittal, in accordance with fluctuations in the Fund’s NAV per Common Unit between January 31, 2015 and the Valuation Date.

7.           Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, it is the announced policy of the Board, which may be changed by the Board, that the Fund cannot accept tenders or effect repurchases if:

(a)           such transactions, if consummated, would (a) impair the Fund’s status as a registered investment company under the 1940 Act; or (b) result in a failure to comply with the applicable asset coverage requirements in the event any senior securities of the Fund are issued and outstanding;

(b)           the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to repurchase Common Units tendered pursuant to the Offer;

(c)           there shall be instituted, pending or threatened before any governmental entity or court any action, proceeding, application or claim, or any judgment, order or injunction sought, or any other action taken by any person or entity, which (a) restrains, prohibits or materially delays the making or consummation of the Offer; (b) challenges the acquisition by the Fund of Common Units pursuant to the Offer or the Board’s fulfillment of its fiduciary obligations in connection with the Offer; (c) seeks to obtain any material amount of damages in connection with the Offer; (d) or otherwise directly or indirectly adversely affects the Offer or the Fund;

(d)           there is any (a) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchange(s) or any over-the-counter market where the Fund has a material investment; (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State; (c) limitation imposed by federal or state authorities on the extension of credit by lending institutions; (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or (e) in the Board’s judgment, other event or condition which would have a material adverse effect on the Fund or the Unitholders if tendered Common Units were purchased;

(7)           there is a material decrease in the NAV of the Fund relative to the NAV of the Fund as of commencement of the Offer; or

(8)           the Board determines that effecting any such transaction would constitute a breach of their fiduciary duty owed to the Fund or the Unitholders.

The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any of these conditions, and may be waived by the Fund, in whole or in part, at any time and from time to time, before the payment date, in its sole discretion. The Fund’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination or judgment by the Fund concerning the events described above will be final and binding on all parties.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Unitholders of such extension. During any such extension, all Common Units previously tendered and not withdrawn will remain subject to the Offer. In the event of an extension of the Offer, the Fund reserves the right to adjust the Valuation Date to correspond with such extension and all references herein to the Valuation Date shall mean such adjusted date.

The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Common Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Common Units. If the Fund materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.           Certain Information About the Fund

The Fund is organized as a Delaware statutory trust. The principal executive offices of the Fund are located at 8117 Preston Road, Suite 440, Dallas, Texas 75225. The telephone number of the Fund is (214) 692-6334. Common Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust and the Securities Act.

The Memorandum states that the Fund intends to consider effecting quarterly tender offers and the Fund is currently engaged in a continuous private offering of the Common Units. Apart from facts set forth in the immediately preceding sentence, the Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be de-listed from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the 1934 Act; (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Memorandum; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

The Fund’s trustees are Brian R. Bruce, Edward N. McMillan, Ronald P. Trout and Jerry V. Swank. The business address of each trustee is c/o The Cushing® MLP Infrastructure Fund, 8117 Preston Road, Suite 440, Dallas, Texas 75225.

Based on the Common Units outstanding as of December 31, 2014, the following persons (the named individuals are the Fund’s trustees and officers) own the number of Common Units set forth below:

Number of Common Units
Cushing® Asset Management, L.P.	302
Jerry V. Swank(1)	454
Brian R. Bruce	0
Edward N. McMillan	0
Ronald P. Trout	0
John H. Alban(2)	3
Daniel L. Spears	3
Barry Y. Greenberg	2
Elizabeth F. Toudouze	69
John M. Musgrave	0

(1)	Includes 302 Common Units owned by Cushing® Asset Management, L.P. (the “Investment Adviser”). By virtue of his control of the Investment Adviser, Mr. Swank may be deemed to beneficially own the Common Units held by the Investment Adviser. Also includes 120 Common Units owned by a family trust.
(2)	Includes 2 Common Units owned by spouse.

Other than as listed above, no trustee or officer of the Fund and no person controlling the Fund or the investment adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Common Units of the Fund. Unless otherwise noted, addresses for each of the persons listed above is 8117 Preston Road, Suite 440, Dallas, Texas 75225.

Based upon the Fund’s records and upon information provided to the Fund by its Trustees and executive officers, there have not been any transactions involving the Common Units that were effected during the past 60 business days by the Fund, or to the best of the Fund’s knowledge, any executive officer or trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary, except in connection with the Fund’s issuance and sale of Common Units in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 and the quarterly tender offers conducted by the Fund.

To the Fund’s knowledge, no executive officer, trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Common Units of any executive officer, trustee or other affiliate of the Fund pursuant to the Offer.

The Memorandum and the Fund’s Agreement and Declaration of Trust provide that the Board has the discretion to determine whether the Fund will purchase Common Units from Unitholders from time to time pursuant to written tenders. The Memorandum also states that the Adviser expects that it will recommend to the Board that the Fund offer to purchase Units from Unitholders quarterly. Apart from facts set forth above, the Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund, and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Except as described in this Offer to Purchase, the Fund is not aware of any governmental license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Common Units as contemplated by the Offer or, of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Fund’s acquisition or ownership of Common Units as contemplated by the Offer. Should any such approval or other action be required, the Fund currently contemplates that it will seek approval or other action will be sought. The Fund cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Common Units tendered in response to the Offer, pending the outcome of any such matters. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to the Fund’s business. The Fund’s obligation to accept for payment and pay for Common Units under the Offer is subject to various conditions.

9.           Material U.S. Federal Income Tax Consequences.

The following summary is a discussion of the material U.S. federal income tax consequences of the Offer that may be relevant to Unitholders who tender some or all of their Common Units for cash pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, rulings issued by the Internal Revenue Service (the “IRS”), and judicial decisions and other applicable authorities, all as of the date hereof. All of the foregoing are subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those described herein. This summary does not purport to discuss all aspects of U.S. federal income taxation which may be important to a particular person in light of its investments or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, and insurance companies), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the Common Units are held by the Unitholders for investment purposes (commonly referred to as “capital assets”). No advance ruling has been or will be sought from the IRS regarding any matter discussed herein. Further, no opinion of counsel has been or will be obtained with regard to the Offer.

The U.S. federal income tax treatment of a Unitholder participating in the offer depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Accordingly, you should consult your tax adviser regarding the U.S. federal, state, local and foreign tax consequences of tendering your Common Units of the Fund pursuant to the Offer or of a decision not to tender in light of your specific tax situation.

Tax Consequences to Unitholders. A distribution by the Fund of a Repurchase Instrument to a Unitholder will not be a taxable event to the Unitholder. Rather, the Unitholder will continue to be treated as a partner in the Fund for U.S. federal income tax purposes with respect to those units tendered in exchange for a Repurchase Instrument, even if a Unitholder tenders all of his, her or its Common Units for redemption. Accordingly, each Unitholder, in computing its U.S. federal income tax, will include its allocable share of Fund items of income, gain, loss, deduction and expense allocated to the Repurchase Instrument for the period during which such Unitholder holds the Repurchase Instrument, as determined by the provisions of the Fund’s Declaration of Trust if such allocations are in accordance with section 704 of the Code and the Treasury Regulations thereunder. If the IRS successfully challenged any of such allocations of the Fund, and there can be no assurance that the IRS might not, the redetermination of the allocations to a particular Unitholder for U.S. federal income tax purposes may be less favorable than the allocations set forth in the Declaration of Trust.

A distribution by the Fund in payment of a Repurchase Instrument that was distributed to a Unitholder in respect of less than all of a Unitholder’s Common Units will reduce, but not below zero, the Unitholder’s adjusted tax basis in all of his, her or its Common Units held immediately before the payment in respect of the Repurchase Instrument (see “Adjusted Tax Basis” below). If the payment in respect of the Repurchase Instrument by the Fund to a Unitholder exceeds the Unitholder’s adjusted tax basis in his, her or its Common Units, the excess will be taxable to the Unitholder as though it were a gain from a sale or exchange of the Common Units. Such gain generally will be long-term capital gain if the Unitholder’s Common Units have been held for more than one year. Amounts realized attributable to the Unitholder’s allocable share of the Fund’s “unrealized receivables” or “substantially appreciated inventory,” each as defined in section 751 of the Code, may be treated as ordinary income, taxable at ordinary income rates. It is possible that partial redemptions made during the taxable year could result in taxable gain to a Unitholder where no gain would otherwise have resulted if the same partial redemption were made at the end of the taxable year.

A Unitholder who redeems for cash all of his, her or its Common Units will recognize gain or loss measured by the difference between the amount realized on the payment in respect of the Repurchase Instrument and the Unitholder’s adjusted tax basis in the Repurchase Instrument sold (see “Adjusted Tax Basis” below). Such gain or loss generally will be long-term capital gain or loss if the Unitholder’s redeemed Common Units have been held for more than one year at the time payment is made in respect of the Repurchase Instrument. The amount realized will include the Unitholder’s allocable share of Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any, as well as any proceeds from the payment in respect of the Repurchase Instrument. Amounts realized attributable to the Unitholder’s allocable share of the Fund’s “unrealized receivables” or “substantially appreciated inventory,” each as defined in section 751 of the Code, may be treated as ordinary income, taxable at ordinary income rates.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a favorable maximum U.S. federal income tax rate.

Adjusted Tax Basis. A Unitholder’s adjusted tax basis in its Common Units is equal to the Unitholder’s aggregate capital contributions to the Fund as adjusted by certain items. Basis is generally increased by the Unitholder’s allocable share of Fund profits (and items of income and gain) and Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any. Basis is generally decreased by the Unitholder’s allocable share of Fund losses (and items of loss, deduction and expense), the amount of cash distributed by the Fund to the Unitholder, and the Fund’s tax basis of property (other than cash) distributed by the Fund to the Unitholder and any reduction in the Unitholder’s allocable share of Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any.

A Repurchase Instrument that is distributed to a Unitholder in respect of less than all of a Unitholder’s Common Units will not affect the aggregate adjusted tax basis of the Unitholder’s remaining Common Units immediately before the distribution. Accordingly, the Unitholder’s aggregate adjusted basis in his, her or its Common Units immediately before the distribution of the Repurchase Instrument will equal the Unitholder’s aggregate adjusted basis for such Unitholder’s remaining Common Units following the distribution of the Repurchase Instrument.

If a Repurchase Instrument is distributed to a Unitholder in respect of all of a Unitholder’s Common Units, the adjusted tax basis of the Repurchase Instrument will equal the aggregate adjusted basis of the Common Units immediately before the distribution of the Repurchase Instrument. In such a case, the adjusted tax basis of the Repurchase Instrument will generally be increased by the Unitholder’s allocable share of Fund profits (and items of income and gain) and Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any. The Repurchase Instrument’s basis will generally be decreased by the Unitholder’s allocable share of Fund losses (and items of loss, deduction and expense), the amount of cash distributed by the Fund to the Unitholder, and the Fund’s tax basis of property (other than cash) distributed by the Fund to the Unitholder and any reduction in the Unitholder’s allocable share of Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any, as if such Unitholder still held his, her or its Common Units tendered in exchange for the Repurchase Instrument.

Information Reporting and Backup Withholding. If you tender any Common Units, you must report the transaction by filing a statement with your U.S. federal income tax return for the year of the tender which provides certain required information to the IRS. To prevent possible application of back-up U.S. federal income tax withholding with respect to the payment of the Offer consideration, you are generally required to provide us with your correct taxpayer identification number. Back-up withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

State and Local Withholding. If you tender any Common Units pursuant to this Offer, the Fund may be required under state or local tax laws to deduct and withhold a portion of the Offer price. You should consult your tax advisor concerning whether any state or local withholding would be required on a disposition of your Common Units and whether such amounts may be available to you as a credit on your state or local tax returns.

10.           Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, Unitholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Fund not contained in the Offer documents and, if given or made, such information or representation must not be relied upon as having been authorized.

The Fund is subject to the informational requirements of the 1940 Act and in accordance therewith files annual reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”) relating to its business, financial condition and other matters. The Fund is required to disclose in such proxy statements certain information, as of particular dates, concerning the Fund’s Trustees and executive officers, their remuneration, the principal holders of the Fund’s securities and any material interest of such persons in transactions with the Fund. The Fund has also filed an Issuer Tender Offer Statement on Schedule TO with the SEC. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information are also available on the SEC’s web site (http://www.sec.gov).

11.           Financial Statements

The Fund’s audited financial statements appearing in the Fund’s annual reports to shareholders for the years  ended November 30, 2012 and 2013, including accompanying notes thereto and the report of the Fund’s independent registered public accounting firm thereon, as contained in the Fund’s Forms N-CSR, as filed with the SEC on February 8, 2013 and February 7, 2014, respectively, and the Fund’s unaudited financial statements appearing in the Fund’s semi-annual reports to shareholders for the periods ended May 31, 2013 and  2014, including accompanying notes thereto, as contained in the Fund’s Forms N-CSR, as filed with the SEC on August 7, 2013 and August 8, 2014, respectively, are incorporated herein by reference, are incorporated herein by reference.

Appendix A

FORM OF REPURCHASE INSTRUMENT

The Cushing® MLP Infrastructure Fund (“Payor”), a Delaware statutory trust, hereby promises to pay [UNITHOLDER NAME] (“Payee”) the Payment Amount (as defined in Section 2) as discussed below.

This Repurchase Instrument is being issued so that Payor may repurchase from Payee the common units of beneficial interest (“Common Units”) of Payor that have been tendered by Payee pursuant to the terms and subject to the conditions set out in the applicable Offer to Repurchase and the Letter of Transmittal submitted by Payee (which Offer to Repurchase and Letter of Transmittal, together with any amendments or supplements thereto collectively constitute the “Offer”) and accepted for purchase by Payor (the “Repurchased Units”). This Repurchase Instrument is (i) not negotiable, (ii) not interest-bearing and (iii) not assignable.

1.           General Payment Provisions. Payor will make the Payment under this Repurchase Instrument in a single installment in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Repurchase Instrument will be made by immediately available funds to Payee’s account as previously identified to Payor by Payee. Notwithstanding the foregoing, Payor may decide, in its sole discretion, to make payment in cash, by the distribution of securities in kind, or partly in cash and partly in kind. Any payment in the form of securities will be made by means of a separate arrangement entered into with Payee in the sole discretion of Payor.

2.           Payment. The “Payment Amount” will be an amount equal to the net asset value of the Repurchased Units determined as of  (the “Valuation Date”) (valued in accordance with the policies and procedures with respect to the determination of net asset value as determined from time to time by the Board Trustees of Payor pursuant to Payor’s Agreement and Declaration of Trust). Payor will make payment under this Repurchase Instrument following the determination of the net asset value of the Common Units as of the Valuation Date, but in no event later than fourteen (14) days after the Valuation Date.

3.           Optional Prepayment. This Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

4.           Events of Default.

(a)           The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Repurchase Instrument:

(i.)	Payor defaults in payment of the Payment Amount when due in accordance with this Repurchase Instrument and any such default continues for a period of ten (10) days;

(ii.)
Payor shall commence any proceeding or other action relating to itself in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of Payor or of the debts of Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for Payor or for all or substantially all of the property of Payor and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; or

1

(iii.)
The commencement of any proceeding or the taking of any other action against Payor in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of Payor or of the debts of Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; or the appointment of a receiver, conservator, trustee or similar officer for Payor or for all or substantially all of the property of Payor and any such event continues for sixty (60) days undismissed, unbonded or undischarged.

(b)           Upon the occurrence of an Event of Default, the entire unpaid amount of this Repurchase Instrument outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of Payee.

5.           Miscellaneous.

(a)           Governing Law; Consent to Jurisdiction. This Repurchase Instrument and the rights and remedies of Payor and Payee will be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State. Any legal action, suit or proceeding arising out of or relating to this Repurchase Instrument may be instituted in any state or federal court located within the State of Delaware, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Repurchase Instrument or the subject matter hereof may not be enforced in or by such court.

(b)           Notices. All communications under this Repurchase Instrument will be given in writing, sent by telecopier or registered mail to the address set forth below or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If Payor, to:	The Cushing® MLP Infrastructure Fund 8117 Preston Road, Suite 440 Dallas, Texas 75225
If Payee, to:	to name and address of Payee, as set forth in the books and records of Payor

(c)           Severability, Binding Effect. Any provision of this Repurchase Instrument that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d)           Amendment; Waiver. No provision of this Repurchase Instrument may be waived, altered or amended, except by written agreement between Payor and Payee.

(e)           Waiver of Presentment. Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Repurchase Instrument.

(f)           No Transferability. Payee may not directly or indirectly pledge, assign, sell, hypothecate, exchange, transfer or otherwise dispose of legal or beneficial ownership (including without limitation through any swap, structured note or any other derivative transaction) of all or any portion of this Repurchase Instrument to any person (collectively a “Transfer”), except for a Transfer that is effected solely by operation of law as the result of the death, divorce, bankruptcy, insolvency, adjudication of incompetence, dissolution, merger, reorganization or termination of such Payee or otherwise or a Transfer that is effected with the written consent of Payor, which consent may be given or withheld in Payor’s sole and absolute discretion, and any such permitted transferee shall become automatically subject to and bound by the terms of this Repurchase Instrument without any action on the part of such transferee.

(g)           Certain Rights. Payee shall retain all rights to inspect the books and records of Payor and to receive financial and other reports relating to Payor until the Payment Date. However, Payee shall not be a Unitholder of Payor and shall have no other rights (including, without limitation, any voting rights) as a Unitholder under Payor’s Agreement and Declaration of Trust.

(h)           Valuation. For purposes of calculating the value of the Repurchased Units, the amount payable to Payee will take into account and include all income, gains, losses, deductions and expenses of Payor through the Valuation Date. If Payor is liquidated or dissolved prior to the originally designated Valuation Date, the Valuation Date shall become the date on which Payor is liquidated or dissolved and the value of the Repurchased Units will be calculated in accordance with the foregoing sentence.

(i)           Entire Agreement. This Repurchase Instrument and the Offer set out herein between the parties and supersede any prior oral or written agreement between the parties.

IN WITNESS WHEREOF, Payor has duly caused this Repurchase Instrument to be duly executed as of the date first above written.

THE CUSHING® MLP INFRASTRUCTURE FUND

By:
Name:
Title:

Exhibit (a)(1)(ii)

LETTER OF TRANSMITTAL

Regarding
Common Units
Of

THE CUSHING® MLP INFRASTRUCTURE FUND

Tendered Pursuant to the Offer to Purchase
Dated January 13, 2015

The Offer and withdrawal rights will expire at, and this
letter of transmittal must be received by the Fund by,
5:00 p.m., Central time, on February 12, 2015,
unless the Offer is extended.

Complete this Letter of Transmittal and return by mail to:

The Cushing® MLP Infrastructure Fund
c/o US Bancorp Fund Services, LLC
Attn: Investor Services
MK-WI-J1S
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

For additional information contact the Fund at:

Phone: (877) 653-1415
Fax: (866) 507-6267
E-mail:  investorservices@usbank.com

Ladies and Gentlemen:

The undersigned hereby tenders to The Cushing® MLP Infrastructure Fund, a non-diversified closed-end management investment company (the “Fund”), the common units of beneficial interest (“Common Units”) of the Fund held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated January 13, 2015 receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the “Offer”).

The tender and this Letter of Transmittal are subject to all of the terms and conditions set forth in the Offer, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by the Fund, in its sole discretion, not to be in the appropriate form.

The undersigned hereby acknowledges and agrees:

1.           To sell to the Fund the Common Units tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Common Units tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it.

2.           That if the undersigned is an entity, that the undersigned has full power and authority to sell the tendered Common Units to the Fund pursuant to the terms of the Offer.

3.           That the undersigned has received the Offer; the undersigned has had an opportunity to review the Offer; and the undersigned has had an opportunity to ask the Fund any questions that the undersigned deems necessary to determine whether to tender Common Units.

4.           That upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

5.           That under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Common Units or portions thereof tendered hereby.

6.           That if the tendered Common Units represent less than all of the Common Units held by the tendering Unitholder and the Fund’s purchase of the tendered Common Units would cause the Unitholder’s remaining Common Units to have an aggregate net asset value of less than $50,000, the undersigned shall be deemed to have tendered all Common Units held by the undersigned pursuant to this Letter of Transmittal.

7.           That Common Units tendered hereby and accepted for repurchase will be purchased in exchange for a Repurchase Instrument issued to the tendering Unitholder, reflecting the Fund’s agreement to pay the Unitholder the Payment Amount, equal to the NAV, determined as of Valuation Date, of the repurchased Common Units. The undersigned recognizes that the amount payable pursuant to the Repurchase Instrument will be based on the unaudited net asset value of the Common Units as of March 31, 2015. The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC (“U.S. Bank”), the Fund’s administrator, as escrow agent, on behalf of the tendering Unitholder. A copy may be requested by e-mail at investorservices@usbank.com or by calling U.S. Bank at (877) 653-1415 and, upon request, will be mailed to the undersigned to the address of the undersigned as maintained in the books and records of the Fund.

2

8.           That if the undersigned elects to tender an amount of Common Units having a specified aggregate NAV, the number of Common Units being tendered will be determined based on the NAV per Common Unit as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer), while the Payment Amount will be determined based on the NAV per Common Unit as of March 31, 2015, the Valuation Date.  Therefore, the Payment Amount received may be more or less than the dollar amount specified to be tendered in the Letter of Transmittal, in accordance with fluctuations in the Fund’s NAV per Common Unit between January 31, 2015 and the Valuation Date.

9.           That the payment of the amount payable pursuant to the Repurchase Instrument received in exchange for the Common Units tendered by the undersigned will be made by check or wire transfer of the funds to the account identified by the undersigned below, as described in Section 6 of the Offer. (Any payment in the form of securities would be made by means of special arrangement with the tendering Unitholder in the sole discretion of the Fund.)

10.         That authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.

11.         That except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE MAIL THE COMPLETED LETTER OF TRANSMITTAL TO:

The Cushing® MLP Infrastructure Fund
c/o US Bancorp Fund Services, LLC
Attn: Investor Services
MK-WI-J1S
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202

For additional information contact the Fund at:

Phone: (877) 653-1415
Fax: (866) 507-6267
E-mail:  investorservices@usbank.com

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PART I – Name and Address

Name:

Address:

Social Security No. or Taxpayer Identification No:

Telephone Number: ( )
E-mail Address for Confirmation of Receipt:

PART II – Amount of Common Units Being Tendered

☐ All Common Units.
☐ Common Units having an aggregate NAV (calculated as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer)) specified below.
$
The value of the Common Units likely will change between January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer) and March 31, 2015 when the NAV of the Common Units will be determined for purposes of calculating the Payment Amount.  Therefore, the actual Payment Amount received may be more or less than the amount set forth above.

The undersigned understands and agrees that if the undersigned tenders an amount  of Common Shares that would reduce the aggregate NAV of the remaining Common Units to less than $50,000, based on NAV as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer), the undersigned will be deemed to have tendered the entirety of its Common Units.

☐  Common Units in excess of the Common Units having an aggregate NAV equal to the minimum investment amount of $50,000 as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer).

PART III – Payment

Repurchase Instrument
Common Units tendered hereby and accepted for repurchase will be purchased in exchange for a Repurchase Instrument issued to the tendering Unitholder. The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC (“U.S. Bank”), the Fund’s administrator, as escrow agent, on behalf of the tendering Unitholder. A copy may be requested by e-mail at investorservices@usbank.com or by calling U.S. Bank at (877) 653-1415 and, upon request, will be mailed to the undersigned to the address of the undersigned as maintained in the books and records of the Fund.

4

Cash Payment Under Repurchase Instrument

☐ Check (all payments will be mailed to your address as reflected in the Fund’s records)

☐ Wire transfer (if so, check the box and complete the information below)

Bank Name: ABA Routing Number: Credit to: Account Number: For further credit to: Name(s) on the Account:

5

Part IV – Signatures
For Individual Investors and Joint Tenants:	For Other Investors:

Must be signed by the holder(s) EXACTLY as the name(s) appear(s) on the front of the attached cover letter. For joint owners, each joint owner must sign.

Signature of Unitholder(s):	Print Name of Investor:

(Signature)

Print Name(s):	Authorized Signatory:

(Signature)

Signature of Joint Tenants (if necessary):	Print Name:

(Signature)	Print Title:

Print Name(s):

Authorized Signatory:

(Signature)

Print Name:

Print Title:

Date:

6

Exhibit (a)(1)(ii)

Notice of Withdrawal of Tender

Regarding
Common Units
Of

THE CUSHING® MLP INFRASTRUCTURE FUND

Tendered Pursuant to the Offer to Purchase
Dated January 13, 2015

The Offer and withdrawal rights will expire at, and this
letter of transmittal must be received by the Fund by,
5:00 p.m., Central time, on February 12, 2015,
unless the Offer is extended.

Complete this Withdrawal of Tender and return by mail to:

The Cushing® MLP Infrastructure Fund
c/o US Bancorp Fund Services, LLC
Attn: Investor Services
MK-WI-J1S
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202

For additional information contact the Fund at:

Phone: (877) 653-1415
Fax: (866) 507-6267
E-mail:  investorservices@usbank.com

Ladies and Gentlemen:

        The undersigned wishes to withdraw the previously submitted notice of the undersigned’s intent to tender its Common Units of The Cushing® MLP Infrastructure Fund (the “Fund”) for repurchase by the Fund that previously were submitted by the undersigned in a Notice of Intent to Tender dated ____________. If this withdrawal notice is timely received in accordance with its accompanying instructions, the identified shares previously submitted for tender will not be repurchased by the Fund.

Such tender was in the amount of (specify one):

☐           All Common Units.

☐	Common Units having an aggregate NAV (calculated as of January 31, 2015) (the latest calculation of NAV prior to the expiration of the Offer) specified below.

$

☐
Common Units in excess of the Common Units having an aggregate NAV equal to the minimum investment amount of $50,000 as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer).

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Shares previously tendered will not be repurchased by the Fund upon expiration of the tender offer described above.

2

Signatures:
For Individual Investors and Joint Tenants:	For Other Investors:

Must be signed by the holder(s) EXACTLY as the name(s) appear(s) on the front of the attached cover letter. For joint owners, each joint owner must sign.

Signature of Unitholder(s):	Print Name of Investor:

(Signature)

Print Name(s):	Authorized Signatory:

(Signature)

Signature of Joint Tenants (if necessary):	Print Name:

(Signature)	Print Title:

Print Name(s):

Authorized Signatory:

(Signature)

Print Name:

Print Title:

Date:

3

Exhibit a(i)(iv)

[Cushing Funds Letterhead]

January 13, 2015

[UNITHOLDER NAME]
[UNITHOLDER ADDRESS]
[UNITHOLDER ADDRESS]

Dear [UNITHOLDER NAME]:

The Fund’s quarterly tender offer to repurchase Common Units begins today, January 13, 2015, and will end at 5:00 p.m., Central time on February 12, 2015. Common Units may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or a portion of your Common Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it arrives no later than 5:00 p.m., Central time, on February 12, 2015.

If you do not wish to sell your Common Units during this tender offer period, simply disregard this notice. No action is required if you do not wish to sell any portion of your Common Units at this time.

All tenders of Common Units must be received by the Fund, either by mail, e-mail or fax (if by e-mail or by fax, please deliver an original, executed copy promptly thereafter) in good order by 5:00 p.m., Central time, on February 12, 2015, unless the tender offer is extended.

To understand the tender offer fully, and for a more complete discussion of the terms and conditions of the tender offer, we encourage you to read carefully the entire Offer to Purchase and the related Letter of Transmittal, each enclosed herewith. If you have any questions please contact the Fund by e-mail at investorservices@usbank.com or by calling (877) 653-1415.

Sincerely,

/s/ Jerry V. Swank

Exhibit (a)(1)(v)

[Cushing Funds Letterhead]

February 16, 2015

[UNITHOLDER NAME]
[UNITHOLDER ADDRESS]
[UNITHOLDER ADDRESS]

Dear [UNITHOLDER NAME]:

The Cushing® MLP Infrastructure Fund (the “Fund”) has received your tender of Common Units of the Fund and accepted your tendered Common Units for purchase.

Your Letter of Transmittal set forth an amount of Common Shares being tendered having an aggregate NAV (calculated as of January 31, 2015 (the latest calculation of NAV prior to the expiration of the Offer)) as specified in your Letter of Transmittal.  Based on the NAV per share of $____ on January 31, 2015, you have been deemed to have tendered, and the Fund has accepted for purchase,  ________ Common Units.

           In exchange for the purchased Common Units you have been issued a Repurchase Instrument. The Repurchase Instrument reflects the Fund’s agreement to pay to you the Payment Amount, equal to the NAV, determined as of March 31, 2015 (the “Valuation Date”), of the repurchased Common Units. The amount payable pursuant to the Repurchase Instrument will be based on the unaudited net asset value of the Common Units as of the Valuation Date, or the applicable valuation date if the tender offer is extended, in accordance with the terms of the tender offer.  Therefore, the Payment Amount may be more or less than the aggregate NAV specified in your Letter of Transmittal, in accordance with fluctuations in the Fund’s NAV per Common Unit between January 31, 2015 and the Valuation Date. A cash payment of the Payment Amount will be sent to you by check or wire transfer to the account designated by you in your Letter of Transmittal.

The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC (“U.S. Bank”), the Fund’s administrator, as escrow agent, on your behalf. A copy of the Repurchase Instrument may be requested by e-mail at investorservices@usbank.com or by calling U.S. Bank at (877) 653-1415 and, upon request, will be mailed to you to the address maintained in the books and records of the Fund.

           You will remain a Unitholder of the Fund with respect to the portion of your Common Units of the Fund that you did not tender.

           Should you have any questions, please feel free to contact U.S. Bank by e-mail at investorservices@usbank.com or by calling (877) 653-1415

Sincerely,

/s/ Jerry V. Swank

Exhibit (a)(1)(vi)

[Cushing Funds Letterhead]

February 16, 2015

[UNITHOLDER NAME]
[UNITHOLDER ADDRESS]
[UNITHOLDER ADDRESS]

Dear [UNITHOLDER NAME]:

The Cushing® MLP Infrastructure Fund (the “Fund”) has received your tender for all of your Common Units of the Fund and accepted your tendered Common Units for purchase.

           In exchange for the purchased Common Units you have been issued a Repurchase Instrument. The Repurchase Instrument reflects the Fund’s agreement to pay to you the Payment Amount, equal to the NAV, determined as of March 31, 2015 (the “Valuation Date”), of the repurchased Common Units. The amount payable pursuant to the Repurchase Instrument will be based on the unaudited net asset value of the Common Units as of the Valuation Date, or the applicable valuation date if the tender offer is extended, in accordance with the terms of the tender offer.  A cash payment of the Payment Amount will be sent to you by check or wire transfer to the account designated by you in your Letter of Transmittal.

The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC (“U.S. Bank”), the Fund’s administrator, as escrow agent, on your behalf. A copy of the Repurchase Instrument may be requested by e-mail at investorservices@usbank.com or by calling U.S. Bank at (877) 653-1415 and, upon request, will be mailed to you to the address maintained in the books and records of the Fund.

Thank you for your investment in the Fund.  Should you have any questions, please feel free to contact U.S. Bank by e-mail at investorservices@usbank.com or by calling (877) 653-1415

Sincerely,

/s/ Jerry V. Swank

Exhibit (a)(1)(vii)

REPURCHASE INSTRUMENT

The Cushing® MLP Infrastructure Fund (“Payor”), a Delaware statutory trust, hereby promises to pay [UNITHOLDER NAME] (“Payee”) the Payment Amount (as defined in Section 2) as discussed below.

This Repurchase Instrument is being issued so that Payor may repurchase from Payee the common units of beneficial interest (“Common Units”) of Payor that have been tendered by Payee pursuant to the terms and subject to the conditions set out in the applicable Offer to Repurchase and the Letter of Transmittal submitted by Payee (which Offer to Repurchase and Letter of Transmittal, together with any amendments or supplements thereto collectively constitute the “Offer”) and accepted for purchase by Payor (the “Repurchased Units”). This Repurchase Instrument is (i) not negotiable, (ii) not interest-bearing and (iii) not assignable.

1.           General Payment Provisions. Payor will make the Payment under this Repurchase Instrument in a single installment in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Repurchase Instrument will be made by immediately available funds to Payee’s account as previously identified to Payor by Payee. Notwithstanding the foregoing, Payor may decide, in its sole discretion, to make payment in cash, by the distribution of securities in kind, or partly in cash and partly in kind. Any payment in the form of securities will be made by means of a separate arrangement entered into with Payee in the sole discretion of Payor.

2.           Payment. The “Payment Amount” will be an amount equal to the net asset value of the Repurchased Units determined as of  (the “Valuation Date”) (valued in accordance with the policies and procedures with respect to the determination of net asset value as determined from time to time by the Board Trustees of Payor pursuant to Payor’s Agreement and Declaration of Trust). Payor will make payment under this Repurchase Instrument following the determination of the net asset value of the Common Units as of the Valuation Date, but in no event later than fourteen (14) days after the Valuation Date.

3.           Optional Prepayment. This Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

4.           Events of Default.

(a)           The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Repurchase Instrument:

(i.)	Payor defaults in payment of the Payment Amount when due in accordance with this Repurchase Instrument and any such default continues for a period of ten (10) days;

(ii.)
Payor shall commence any proceeding or other action relating to itself in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of Payor or of the debts of Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for Payor or for all or substantially all of the property of Payor and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; or

(iii.)
The commencement of any proceeding or the taking of any other action against Payor in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of Payor or of the debts of Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; or the appointment of a receiver, conservator, trustee or similar officer for Payor or for all or substantially all of the property of Payor and any such event continues for sixty (60) days undismissed, unbonded or undischarged.

(b)           Upon the occurrence of an Event of Default, the entire unpaid amount of this Repurchase Instrument outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of Payee.

5.           Miscellaneous.

(a)           Governing Law; Consent to Jurisdiction. This Repurchase Instrument and the rights and remedies of Payor and Payee will be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State. Any legal action, suit or proceeding arising out of or relating to this Repurchase Instrument may be instituted in any state or federal court located within the State of Delaware, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Repurchase Instrument or the subject matter hereof may not be enforced in or by such court.

(b)           Notices. All communications under this Repurchase Instrument will be given in writing, sent by telecopier or registered mail to the address set forth below or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If Payor, to:	The Cushing® MLP Infrastructure Fund 8117 Preston Road, Suite 440 Dallas, Texas 75225
If Payee, to:	to name and address of Payee, as set forth in the books and records of Payor

(c)           Severability, Binding Effect. Any provision of this Repurchase Instrument that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d)           Amendment; Waiver. No provision of this Repurchase Instrument may be waived, altered or amended, except by written agreement between Payor and Payee.

(e)           Waiver of Presentment. Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Repurchase Instrument.

2

(f)           No Transferability. Payee may not directly or indirectly pledge, assign, sell, hypothecate, exchange, transfer or otherwise dispose of legal or beneficial ownership (including without limitation through any swap, structured note or any other derivative transaction) of all or any portion of this Repurchase Instrument to any person (collectively a “Transfer”), except for a Transfer that is effected solely by operation of law as the result of the death, divorce, bankruptcy, insolvency, adjudication of incompetence, dissolution, merger, reorganization or termination of such Payee or otherwise or a Transfer that is effected with the written consent of Payor, which consent may be given or withheld in Payor’s sole and absolute discretion, and any such permitted transferee shall become automatically subject to and bound by the terms of this Repurchase Instrument without any action on the part of such transferee.

(g)           Certain Rights. Payee shall retain all rights to inspect the books and records of Payor and to receive financial and other reports relating to Payor until the Payment Date. However, Payee shall not be a Unitholder of Payor and shall have no other rights (including, without limitation, any voting rights) as a Unitholder under Payor’s Agreement and Declaration of Trust.

(h)           Valuation. For purposes of calculating the value of the Repurchased Units, the amount payable to Payee will take into account and include all income, gains, losses, deductions and expenses of Payor through the Valuation Date. If Payor is liquidated or dissolved prior to the originally designated Valuation Date, the Valuation Date shall become the date on which Payor is liquidated or dissolved and the value of the Repurchased Units will be calculated in accordance with the foregoing sentence.

(i)           Entire Agreement. This Repurchase Instrument and the Offer set out herein between the parties and supersede any prior oral or written agreement between the parties.

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IN WITNESS WHEREOF, Payor has duly caused this Repurchase Instrument to be duly executed as of the date first above written.

THE CUSHING® MLP INFRASTRUCTURE FUND

By:
Name:
Title:

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